ING Life Insurance and Annuity Company
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated June 26, 2009 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2009, as amended, and the Statement of Additional Information, dated May 1, 2009.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. The share class of the BlackRock Mid Cap Value Opportunities Fund available under your contract is Investor A shares. Accordingly, all references to Class A of the BlackRock Mid Cap Value Opportunities Fund are hereby deleted and replaced with Investor A shares.

2. The information for the funds referenced below appearing in the Contract Prospectus under Appendix III–Fund Descriptions is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
AIM Variable Insurance Funds – AIM V.I. Core Equity Fund	Invesco Aim Advisors, Inc. **Subadviser:** Advisory entities affiliated with Invesco Aim Advisors, Inc.	Seeks long-term growth of capital.
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadvisers:** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert Asset Management Company, Inc. manages fixed-income portion of Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.
ING Investors Trust – ING Clarion Global Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Investors Trust – ING Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.